UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 8, 2019

_____

In the Matter of

Mycliks Inc.
8383 Wilshire Blvd
Suite 800
Beverly Hills, CA 90212

File No. 333-226851

_____

                                            ORDER DECLARING REGISTRATION
                                            STATEMENT ABANDONED UNDER THE
                                            SECURITIES ACT OF 1933, AS AMENDED

Mycliks Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Mycliks Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 8, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary